599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

June 24, 2021

VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph M. Kempf, Robert Littlepage, Edwin Kim and Jan Woo

Re:	Intapp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 21, 2021
File No. 333-256812

Ladies and Gentlemen:

On behalf of Intapp, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated June 22, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is filing via EDGAR its Amendment No. 2 to the registration statement on Form S-1 (“Amendment No. 2”), responding to the Staff’s comment and including certain other revisions and updates. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2.

Amendment No.1 of Form S-1 filed June 21, 2021

Dilution, p. 70

1.

Revise to clarify that on both a historical and pro forma basis you have a net tangible deficit, not book value. In addition, you should clarify that after giving effect to your sale of shares of common stock in the offering there will be a pro forma as adjusted net tangible deficit. The offering will result in an immediate decrease in net tangible deficit to existing stockholders etc. Similarly revise the line-item descriptions of the per share amounts.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 58, 70 and 71.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

We thank the Staff in advance for its consideration of Amendment No. 2 and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to Amendment No. 2, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

Lona Nallengara

cc:     John Hall, Intapp, Inc.

Robert Masella, Shearman & Sterling LLP

Kristina Trauger, Shearman and Sterling LLP

Tad J. Freese, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

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